

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 27, 2011

Mr. Douglas Roth
Chief Financial Officer
Aceto Corporation
One Hollow Lane
Lake Success, NY 11042

> **Re:** **Aceto Corporation**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Form 10-Q for the period ended September 30, 2010**
> **Form 8-K filed September 10, 2010**
> **File No. 0-4217**

Dear Mr. Roth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2010</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27

2. We note that your advance payments from customers increased from $500,000 as of
    June 30, 2009 to over $11 million as of June 30, 2010. Please disclose the reason for
    this significant increase in advance payments to customers. Please also revise your
    accounting policy disclosures in your financial statements to describe the
    circumstances under which you require advance payments from customers.

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 47

3. Please revise your accounting policy footnote for cash and cash equivalents to
    disclose the amounts by which the cash balances on deposit exceed FDIC limits as of
    each balance sheet date. Please refer to Section 2110.06 of the AICPA Technical
    Questions and Answers.

4. Please revise your accounting policy footnote to indicate if you include an allocation
    of your depreciation and amortization to cost of sales. If you do not allocate
    depreciation and amortization to your cost of sales, please revise your description of
    cost of sales on the face of your statement of income and elsewhere throughout the
    filing to read somewhat as follows: "Cost of sales (exclusive of depreciation and
    amortization)." Please also remove any references in the filing to gross profit or gross
    profit margin, if you do not allocate depreciation and amortization to cost of sales.
    See SAB Topic 11:B.

Note 7 – Environmental Remediation, page 55

5. You commenced remediation at the Arsynco facility in fiscal 2010 and expect to
    spend between $8.3 million and $10.2 million to complete remediation activities.
    You also plan to capitalize these remediation expenses to the cost of the property,
    which is classified as held for sale as of June 30, 2010. Please tell us when you first
    classified the property as held for sale and how you determined you met the criteria in
    paragraphs 9-11 of ASC 360-10-45 at the time you initially classified the property as
    held for sale.

Note 10 – Interest and Other Income, page 60

6. It appears that your joint venture equity earnings were significantly in excess of the
    10% level during the year ended June 30, 2010. Please tell us what consideration you
    gave towards providing the information required by Rule 4-08(g) of Regulation S-X.
    Please also present your joint venture equity earnings in a separate line item on the

face of your consolidated statements of income. Please refer to Rule 5-03.12 of
Regulation S-X. Furthermore, please revise your footnotes to disclose the nature of
your joint venture's operations, your ownership percentage in the joint venture and
how you account for joint venture activities. Please also revise to include the
disclosures required by ASC 323-10-50-3 as applicable.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

Condensed Consolidated Financial Statements

Note 6 – Commitments, Contingencies and Other Matters, page 8

7. We note from your Form 8-K filed on January 5, 2011 that you entered into a new
    credit agreement. Please revise your future filings to fully explain the material terms
    associated with this new borrowing, such as the lending source, total amount owed,
    maturity or due date, interest rate, any applicable financial or other covenants or
    restrictions associated with the loan and whether you are in compliance with these
    covenants or restrictions.

Note 9 – Segment Information, page 12

8. Please disclose the types of amounts included in the unallocated corporate column
    and explain why these amounts were not allocated to the other reportable segments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

9. Please discuss the business reasons for changes between periods in each segment's
    income (loss) before income taxes, since you began presenting these amounts in your
    interim financial statements for your 2010 Forms 10-Q. Please also discuss the
    business reasons for changes in the unallocated corporate line item of your segment
    footnote as well.

FORM 8-K FILED SEPTEMBER 10, 2010

Exhibit 99.1

10. The last page of your exhibit includes a calculation of diluted net income per common
    share excluding certain charges. This measure excludes items that would be included
    in diluted net income per common share calculated in accordance with GAAP. Please
    revise the title of line item currently presented as "diluted net income per common
    share" to clearly indicate that this represents a non-GAAP measure. Please also
    provide a reconciliation of GAAP diluted net income per share to the non-GAAP

measure. Please refer to Question 102.05 of the Non-GAAP Measures Compliance Disclosure and Interpretations which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief